Exhibit 23.6

Independent Auditors’ Consent

The Board of Directors

Airgas, Inc.:

We consent to the use of our report dated May 5, 2003 (except as to Note 25, which is as of May 13, 2003), with respect to the consolidated balance sheets of Airgas, Inc. and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of earnings, stockholders’ equity and cash flows and financial statement schedule for each of the years in the three-year period ended March 31, 2003, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to a change in the Company’s method of accounting for goodwill and other intangible assets and derivative instruments and hedging activities effective April 1, 2001.

/s/ KPMG LLP

Philadelphia, PA

April 9, 2004